SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Commission File No. 1-31690

TransCanada Corporation
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☐    Form 40-F☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐    No☑

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2008

                                 TRANSCANADA CORPORATION

                                By:/s/ Gregory A. Lohnes
                                Gregory A. Lohnes
                                Executive Vice-President and
                                Chief Financial Officer

                                By:/s/ G. Glenn Menuz
                                G. Glenn Menuz
                                Vice-President and Controller

EXHIBIT INDEX

99.1    A copy of the registrant’s news release of January 29, 2008.